

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 26, 2011

<u>Via U.S. Mail</u>
Ms. Soledad Bayazit
Chief Executive Officer and Chief Financial Officer
American Retail Group, Inc.
c/o Primary Capital LLC
80 Wall Street, 5th Floor
New York, NY 10005

> **Re: American Retail Group, Inc.**
> **Current Report on Form 8-K dated February 11, 2011**
> **Filed May 23, 2011**
> **File No. 0-53244**

Dear Ms. Bayazit:

We completed our review of the Form 8-K and related filings and do not have any further comments at this time.

Very truly yours,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: <u>Via Facsimile</u>
Darren Ofsink, Esq.
Guzov Ofsink, LLC
900 Third Avenue, 5th Floor
New York, NY 10022